Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

26th July 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press announcement issued today by Jardine Cycle & Carriage Limited, a subsidiary of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

26th July 2005

For immediate release

Jardine Cycle & Carriage Limited
2005 Half Year Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 61%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Kennes Young (852) 2501 7987

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Jardine Cycle & Carriage

Press Release

26 July 2005

www.jcclgroup.com

JARDINE CYCLE & CARRIAGE LIMITED
2005 HALF YEAR FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Underlying earnings per share up 25%
- Strong performance from Astra underpins profit growth
- MCL Land expands development interests in Malaysia

"After a good first half result, the outlook for the full year remains satisfactory despite more challenging trading conditions in some sectors and only a minor contribution from MCL Land in comparison to the significant contribution from the Warren development in the second half of last year."

Anthony Nightingale, Chairman
26 July 2005

Group Results

	Six months ended 30 June				
	2005 US$m	Restated 2004 US$m	*Change %*	**2005 S$m**	*Change %*
Revenue	**543**	735	*-26*	**897**	*-28*
Profit after tax	**162**	144	*13*	**268**	*10*
Underlying profit attributable to shareholders	**156**	123	*27*	**258**	*24*
Profit attributable to shareholders	**159**	146	*9*	**262**	*6*
	US¢	US¢		**S¢**	
Underlying earnings* per share	**46.73**	37.35	*25*	**77.23**	*22*
Earnings per share	**47.57**	44.29	*7*	**78.58**	*4*
	At 30.6.05 US$m	At 31.12.04 US$m	*Change %*	**At 30.6.05 S$m**	*Change %*
Shareholders' funds	**1,341**	1,269	*6*	**2,260**	*9*
	US$	US$		**S$**	
Net asset value per share	**4.02**	3.80	*6*	**6.77**	*9*

The exchange rate of US$1=S$1.6850 (31.12.2004: US$1=S$1.6339) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6518 (30.6.2004: US$1=S$1.7009) was used for translating the results for the period.

The financial results for the six months ended 30 June 2005 have been prepared in accordance with the International Financial Reporting Standards ("IFRS"). The financial results for the six months ended 30 June 2004 have been restated following the change in accounting policy as set out in Note 8 of this report. These results have not been audited or reviewed by the Auditors.

The financial results for the year ended 31 December 2004 were audited in accordance with the Singapore Standards on Auditing.

**The basis for calculating underlying earnings is set out in Note 5 of this report.*

- more -

CHAIRMAN'S STATEMENT

Overview

Another strong performance from Astra, enhanced by an increased shareholding interest, enabled Jardine Cycle & Carriage to record further growth in underlying profit for the period.

Performance

The Group's underlying profit after tax and minority interests for the six months ended 30 June 2005 grew by 27% to US$156 million. Underlying earnings per share grew by 25% to US¢46.73. Despite some weakening of the Rupiah, Astra made another strong contribution, more than offsetting the lower profits from the Group's remaining motor interests and the lack of any meaningful property earnings as MCL Land had no development projects completing during the period.

After exceptional items, primarily a final gain on the exit from Australia, net profit grew by 9% to US$159 million, a lower rate of growth over the comparable period in 2004 which had benefited from a higher level of exceptional gains.

During the period the Group increased its shareholding in Astra from 47.2% to 49.9% at a cost of US$124 million. The cost of the additional investment in Astra, together with MCL Land's special dividend and purchase of development properties, led to the Group's consolidated net debt increasing by US$212 million to US$416 million at 30 June 2005.

Dividends

The Board has declared an interim dividend of US¢3.00 (2004: US¢2.00) per share less income tax. The dividend is available in cash in US dollars or Singapore dollars with a scrip alternative.

Group Review

Astra

Astra's contribution to the Group's underlying profit increased by 46% to US$146 million. Astra's dividend payout ratio for 2004 reached 30% with a total dividend of Rp.370 per share for the year, compared with Rp.270 per share for 2003. The Group's share of the final dividend before withholding taxes was US$56 million and was received in July 2005.

Consumer demand within Indonesia remained buoyant in the first five months of 2005 and the motor vehicle market grew by 34% to 246,000 units and the motorcycle market grew by 29% to 2.1 million units. Astra's market share for motor vehicles showed a modest decline to 46%, while its share for motorcycles increased marginally to 49%. Astra will open a new Honda motorcycle factory with an annual capacity of over one million units in the second half of the year. Astra's consumer finance operations also benefited from the strong market growth in both motor vehicles and motorcycles and net interest margin remained constant despite the lower selling rates. Astra's component business continued to perform satisfactorily.

Of Astra's non-auto related operations, United Tractors, now 58% owned, saw sales of Komatsu units more than doubled in the first five months of the year due to the improved economy and strong growth of the mining sector. Astra Agro Lestari's palm oil production increased by 11% to 342,000 tonnes in the first five months, but the improvement was offset by a 19% decline in selling prices.

Motor

The underlying contribution from the Group's motor operations declined by 15% to US$17 million, largely due to the sale in 2004 of the New Zealand businesses and reduced earnings in Singapore.

A 19% decline in the Singapore contribution to US$9 million was due to pressure on margins in an increasingly competitive market and no major model launches for either Mercedes-Benz or Mitsubishi. Mercedes-Benz passenger car sales declined by 14% to 1,409 units, while Mitsubishi sales increased by 13% to 3,213 units. Kia sales performed well, however, rising by 107% to 2,666 units with new model launches and attractive pricing. The construction of the new Mercedes-Benz flagship showroom is on schedule and will open in early 2006.

The contribution from Cycle & Carriage Bintang was marginally lower at US$2 million. Uncertainty remains in the market due to the likely changes in the Malaysian government's motor policy, expected to be announced later in the year. Construction is underway on new Mercedes-Benz showrooms in Petaling Jaya and Damansara.

The 37%-owned PT Tunas Ridean performed well as it continued to benefit from the buoyant Indonesian consumer demand.

Property

MCL Land continued to replenish its landbank in Singapore, and construction and sales are proceeding satisfactorily on a number of development projects. In line with the new accounting policy, however, no profit contribution was made during the period under review as no projects were completed. The only project that is due for completion in the second half of 2005 is The Yardley, a small project which is 100% sold.

Progress continues to be made in the sale of development properties with 69% of the 214 units in MeraPrime and 53% of the169 units in The Metz sold to-date, both of which will complete in 2006. The Calrose, a 421-unit condominium, was successfully launched in the second quarter of 2005 with completion due in 2007, and more than 65% of the units have already been sold. Two further projects are expected to be launched later in 2005, subject to market conditions.

As part of its strategy of increasing its presence in the Malaysian development property market, MCL Land has entered into a conditional agreement to acquire an interest of nearly 50% in Landmarks Land & Properties Sdn Bhd ("LLP"), a subsidiary of Landmarks Berhad, for US$21 million (RM77.9 million). LLP has a 238-acre landbank of leasehold land on the outskirts of Kuala Lumpur which is slated for residential, commercial and retail development. The acquisition is subject to the approvals of the Foreign Investment Committee in Malaysia and the shareholders of Landmarks Berhad.

Prospects

After a good first half result, the outlook for the full year remains satisfactory despite more challenging trading conditions in some sectors and only a minor contribution from MCL Land in comparison to the significant contribution from the Warren development in the second half of last year.

Anthony Nightingale
Chairman
26 July 2005

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account

		Three months ended			Six months ended		
			Restated			Restated	
		30.6.05	30.6.04	*Change*	**30.6.05**	30.6.04	*Change*
	Note	**US$m**	US$m	%	**US$m**	US$m	%
Revenue		**271.5**	300.9	*-10*	**543.2**	735.1	*-26*
Cost of sales		**(247.7)**	(263.3)	*-6*	**(494.6)**	(654.1)	*-24*
Group profit		**23.8**	37.6	*-37*	**48.6**	81.0	*-40*
Other operating income		**9.1**	9.7	*-6*	**15.9**	14.5	*10*
Selling and distribution expenses		**(14.9)**	(17.5)	*-15*	**(29.9)**	(35.9)	*-17*
Administrative expenses		**(5.7)**	(14.6)	*-61*	**(13.2)**	(29.0)	*-54*
Operating profit		**12.3**	15.2	*-19*	**21.4**	30.6	*-30*
Financing charges		**(3.1)**	(1.3)	*138*	**(5.7)**	(2.6)	*119*
Share of associates' and joint ventures' results		**78.7**	70.4	*12*	**153.1**	122.1	*25*
Profit before tax	3	**87.9**	84.3	*4*	**168.8**	150.1	*12*
Tax	4	**(4.6)**	(2.7)	*70*	**(6.4)**	(6.1)	*5*
Profit after tax		**83.3**	81.6	*2*	**162.4**	144.0	*13*
Profit attributable to:							
Shareholders		**80.4**	86.5	*-7*	**158.8**	145.5	*9*
Minority interests		**2.9**	(4.9)	*nm*	**3.6**	(1.5)	*nm*
		83.3	81.6	*2*	**162.4**	144.0	*13*
		US¢	US¢		**US¢**	US¢	
Earnings per share							
- basic	5	**24.08**	26.32	-9	**47.57**	44.29	*7*
- fully diluted	5	**24.05**	26.27	-8	**47.52**	44.20	*8*

nm: not meaningful

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.6.05 US$m	At 31.12.04 US$m
Non-current assets			
Property, plant and equipment		**67.1**	65.5
Investment properties		**35.5**	31.5
Leasehold land payments		**24.3**	24.8
Interests in associates and joint ventures		**1,287.3**	1,088.6
Deferred tax assets		**3.0**	2.1
Non-current investment		**22.0**	22.7
Other non-current assets		**0.2**	0.4
		1,439.4	1,235.6
Current assets			
Development properties for sale		**391.0**	286.2
Stocks		**159.0**	148.4
Debtors		**187.4**	182.6
Current tax assets		**3.6**	4.0
Bank balances and other liquid funds		**94.8**	177.0
		835.8	798.2
Non-current assets held for sale		**-**	40.8
		835.8	839.0
Total assets		**2,275.2**	2,074.6
Non-current liabilities			
Borrowings due after one year	6	73.3	39.8
Deferred tax liabilities		5.8	5.7
Other non-current liabilities		1.3	0.7
		80.4	46.2
Current liabilities			
Provisions		18.7	19.1
Borrowings due within one year	6	437.9	341.0
Current tax liabilities		20.5	22.3
Creditors		199.1	153.1
		676.2	535.5
Liabilities directly associated with non-current assets held for sale		-	1.2
		676.2	536.7
Total liabilities		756.6	582.9
Net assets		1,518.6	1,491.7
Share capital and reserves			
Share capital		183.8	183.6
Share premium		255.8	254.9
Fair value and other reserves		17.3	17.2
Revenue reserve		884.2	813.6
Shareholders' funds		1,341.1	1,269.3
Minority interests		177.5	222.4
		1,518.6	1,491.7
Net asset value per share		**US$ 4.02**	US$3.80

Jardine Cycle & Carriage Limited

Consolidated Statement of Changes in Equity for the three months ended 30 June

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2005							
Balance at 1 April	183.7	255.3	17.1	865.1	1,321.2	221.5	1,542.7
Revaluation surplus	-	-	0.5	-	0.5	-	0.5
Fair value loss of available-for-sale investments, net of tax	-	-	(0.3)	-	(0.3)	(0.1)	(0.4)
Translation difference	-	-	-	(39.8)	(39.8)	(2.8)	(42.6)
Net gain/(loss) recognised directly in equity	-	-	0.2	(39.8)	(39.6)	(2.9)	(42.5)
Profit for the financial period	-	-	-	80.4	80.4	2.9	83.3
Total recognised gain for the financial period	-	-	0.2	40.6	40.8	-	40.8
Dividends (net)	-	-	-	(21.5)	(21.5)	(44.9)	(66.4)
Issue of shares	0.1	0.5	-	-	0.6	-	0.6
Acquisition of a subsidiary	-	-	-	-	-	0.9	0.9
Balance at 30 June	183.8	255.8	17.3	884.2	1,341.1	177.5	1,518.6
2004							
Balance at 1 April	180.5	240.2	14.9	595.1	1,030.7	220.8	1,251.5
Revaluation surplus	-	-	0.2	-	0.2	0.2	0.4
Fair value loss of available-for-sale investments, net of tax	-	-	(0.4)	-	(0.4)	(0.1)	(0.5)
Share of associates' loss on dilution of interest in investments	-	-	-	(0.3)	(0.3)	-	(0.3)
Translation difference	-	-	-	(70.1)	(70.1)	(3.3)	(73.4)
Net loss recognised directly in equity	-	-	(0.2)	(70.4)	(70.6)	(3.2)	(73.8)
Profit for the financial period	-	-	-	86.5	86.5	(4.9)	81.6
Total recognised gain/(loss) for the financial period	-	-	(0.2)	16.1	15.9	(8.1)	7.8
Dividends (net)	-	-	-	(18.7)	(18.7)	(4.6)	(23.3)
Issue of shares	0.2	0.4	-	-	0.6	-	0.6
Disposal of a subsidiary	-	-	(0.3)	0.3	-	-	-
Balance at 30 June	180.7	240.6	14.4	592.8	1,028.5	208.1	1,236.6

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the six months ended 30 June

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2005							
Balance at 1 January	183.6	254.9	17.2	813.6	1,269.3	222.4	1,491.7
Revaluation deficit	-	-	(0.3)	-	(0.3)	-	(0.3)
Fair value gain of available-for-sale investments, net of tax	-	-	0.4	-	0.4	(0.2)	0.2
Translation difference	-	-	-	(66.7)	(66.7)	(4.3)	(71.0)
Net gain/(loss) recognised directly in equity	-	-	0.1	(66.7)	(66.6)	(4.5)	(71.1)
Profit for the financial period	-	-	-	158.8	158.8	3.6	162.4
Total recognised gain/(loss) for the financial period	-	-	0.1	92.1	92.2	(0.9)	91.3
Dividends (net)	-	-	-	(21.5)	(21.5)	(44.9)	(66.4)
Issue of shares	0.2	0.9	-	-	1.1	-	1.1
Acquisition of a subsidiary	-	-	-	-	-	0.9	0.9
Balance at 30 June	183.8	255.8	17.3	884.2	1,341.1	177.5	1,518.6
2004							
Balance at 1 January	180.4	239.9	13.5	533.2	967.0	216.2	1,183.2
Effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
Share of associate's effect of adopting IFRS 3	-	-	-	0.3	0.3	-	0.3
	180.4	239.9	13.5	547.6	981.4	216.2	1,197.6
Revaluation surplus	-	-	1.6	-	1.6	0.2	1.8
Fair value loss of available-for-sale investments, net of tax	-	-	(0.8)	-	(0.8)	(0.1)	(0.9)
Share of associates' loss on dilution of interest in investments	-	-	-	(5.3)	(5.3)	-	(5.3)
Translation difference	-	-	-	(76.6)	(76.6)	(1.3)	(77.9)
Net gain/(loss) recognised directly in equity	-	-	0.8	(81.9)	(81.1)	(1.2)	(82.3)
Profit for the financial period	-	-	-	145.5	145.5	(1.5)	144.0
Total recognised gain/(loss) for the financial period	-	-	0.8	63.6	64.4	(2.7)	61.7
Dividends (net)	-	-	-	(18.7)	(18.7)	(5.2)	(23.9)
Issue of shares	0.3	0.7	-	-	1.0	0.1	1.1
Share options granted to employees and directors	-	-	0.4	-	0.4	-	0.4
Disposal of subsidiaries	-	-	(0.3)	0.3	-	(0.3)	(0.3)
Balance at 30 June	180.7	240.6	14.4	592.8	1,028.5	208.1	1,236.6

- more -

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 30.6.05 US$m	At 31.12.04 US$m
Non-current assets		
Property, plant and equipment	1.0	0.9
Interests in subsidiaries	461.8	476.2
Interests in associates	1,028.6	937.5
	1,491.4	1,414.6
Current assets		
Debtors	22.2	35.8
Bank balances and other liquid funds	8.1	1.8
	30.3	37.6
Total assets	1,521.7	1,452.2
Non-current liabilities		
Deferred tax liabilities	0.4	0.4
	0.4	0.4
Current liabilities		
Borrowings due within one year	332.0	273.7
Current tax liabilities	0.7	0.9
Creditors	106.4	129.3
	439.1	403.9
Total liabilities	439.5	404.3
Net assets	1,082.2	1,047.9
Share capital and reserves		
Share capital	183.8	183.6
Share premium	255.8	254.9
Share option reserve	0.4	0.4
Revenue reserve	642.2	609.0
Shareholders' funds	1,082.2	1,047.9
Net asset value per share	US$3.24	US$3.14

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the three months ended 30 June

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2005					
Balance at 1 April	183.7	255.3	0.4	596.5	1,035.9
Translation difference – loss recognised directly in equity	-	-	-	(23.7)	(23.7)
Profit for the financial period	-	-	-	90.9	90.9
Total recognised gain for the financial period	-	-	-	67.2	67.2
Dividends (net)	-	-	-	(21.5)	(21.5)
Issue of shares	0.1	0.5	-	-	0.6
Balance at 30 June	183.8	255.8	0.4	642.2	1,082.2
2004					
Balance at 1 April	180.5	240.2	0.4	551.7	972.8
Translation difference – loss recognised directly in equity	-	-	-	(21.4)	(21.4)
Profit for the financial period	-	-	-	40.9	40.9
Total recognised gain for the financial period	-	-	-	19.5	19.5
Dividends (net)	-	-	-	(18.7)	(18.7)
Issue of shares	0.2	0.4	-	-	0.6
Balance at 30 June	180.7	240.6	0.4	552.5	974.2

Company No. 196900092R

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the six months ended 30 June

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2005					
Balance at 1January	183.6	254.9	0.4	609.0	1,047.9
Translation difference – loss recognised directly in equity	-	-	-	(33.0)	(33.0)
Profit for the financial period	-	-	-	87.7	87.7
Total recognised gain for the financial period	-	-	-	54.7	54.7
Dividends (net)	-	-	-	(21.5)	(21.5)
Issue of shares	0.2	0.9	-	-	1.1
Balance at 30 June	183.8	255.8	0.4	642.2	1,082.2
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference – loss recognised directly in equity	-	-	-	(9.0)	(9.0)
Profit for the financial period	-	-	-	42.1	42.1
Total recognised gain for the financial period	-	-	-	33.1	33.1
Dividends (net)	-	-	-	(18.7)	(18.7)
Issue of shares	0.3	0.7	-	-	1.0
Share options granted to employees and directors	-	-	0.4	-	0.4
Balance at 30 June	180.7	240.6	0.4	552.5	974.2

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows

	Note	Three months ended 30.6.05 US$m	Three months ended Restated 30.6.04 US$m	Six months ended 30.6.05 US$m	Six months ended Restated 30.6.04 US$m
Cash flows from/(used in) operating activities	7	**(101.7)**	44.5	**(80.0)**	97.3
Cash generated from operations					
Interest paid		**(3.4)**	(2.0)	**(5.7)**	(3.4)
Interest received		**0.9**	0.5	**2.5**	2.2
Other finance costs paid		**-**	-	**(0.4)**	(0.1)
Income tax paid		**(7.1)**	(6.9)	**(8.4)**	(7.8)
		(9.6)	(8.4)	**(12.0)**	(9.1)
Net cash flows from/(used in) operating activities		**(111.3)**	36.1	**(92.0)**	88.2
Cash flows from investing activities					
Sale of property, plant and equipment		**0.8**	2.8	**1.7**	3.6
Sale of investment properties		**8.7**	41.0	**45.4**	43.1
Sale of shares in associates		**2.1**	-	**3.2**	5.6
Sale of other investment		**-**	-	**-**	1.7
Proceeds from sale of subsidiaries, net of cash disposed		**-**	45.1	**-**	45.1
Purchase of property, plant and equipment		**(4.2)**	(2.4)	**(8.2)**	(6.9)
Leasehold land payments		**-**	-	**(0.3)**	-
Purchase of an investment property		**-**	-	**(8.2)**	-
Purchase of shares in a subsidiary, including overdrafts acquired		**(7.2)**	-	**(7.2)**	-
Purchase of shares in associates		**(101.2)**	(89.6)	**(124.3)**	(142.8)
Distribution of excess cash to minority shareholders		**-**	-	**-**	(0.2)
Dividends received from associates		**10.1**	0.3	**10.1**	0.3
Net cash flows used in investing activities		**(90.9)**	(2.8)	**(87.8)**	(50.5)
Cash flows from financing activities					
Proceeds from issue of shares		**0.6**	0.6	**1.1**	1.0
Net increase in loans		**129.0**	66.8	**139.9**	16.8
Investment by minority shareholders		**-**	-	**-**	0.1
Dividends paid to minority shareholders		**(44.9)**	(4.6)	**(44.9)**	(5.2)
Net cash flows from financing activities		**84.7**	62.8	**96.1**	12.7
Net change in cash and cash equivalents		**(117.5)**	96.1	**(83.7)**	50.4
Cash and cash equivalents at the beginning of the financial period		**209.4**	69.9	**177.0**	116.1
Effect of exchange rate changes		**(1.1)**	0.8	**(2.5)**	0.3
Cash and cash equivalents at the end of the financial period		**90.8**	166.8	**90.8**	166.8

1 Basis of preparation

The financial statements are consistent with those set out in the 2004 audited accounts which have been prepared in accordance with the International Financial Reporting Standards ("IFRS").

There have been no changes to the accounting policies described in the 2004 audited accounts. In 2005, the Group adopted two amendments to IAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, and The Fair Value Option, neither of which has had a significant impact on the Group's financial statements. The comparative figures for the six months ended 30 June 2004 have been restated to reflect the change in accounting policy relating to the recognition of revenue in pre-completion contracts for the sale of development properties, which were adopted in the preparation of the 2004 annual financial statements as set out in note 8 of this report.

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

2 Reconciliation between IAS 17 and IAS 40 and FRS 25

A reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is to be disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 30 June 2005	35.5	1,518.6	168.8	158.8	47.57
Effect of transfer of fair value changes to asset revaluation reserve on:					
- profit before tax	-	-	1.7	1.7	
- tax	-	-	-	-	
- minority interests	-	-	-	(0.6)	
FRS 25 Group adjusted balances as at 30 June 2005	35.5	1,518.6	170.5	159.9	47.90

3 Profit before tax

	Group					
	Three months ended			**Six months ended**		
	30.6.05	30.6.04	*Change*	**30.6.05**	30.6.04	*Change*
	US$m	US$m	*%*	**US$m**	US$m	*%*
Profit before tax is determined after including:						
Interest income	**0.7**	0.6	*17*	**1.7**	1.4	*21*
Interest expense	**(2.9)**	(1.2)	*142*	**(5.2)**	(2.5)	*108*
Depreciation and amortisation of property, plant and equipment and leasehold land payments	**(2.2)**	(3.1)	*-29*	**(4.3)**	(5.6)	*-23*
Revaluation deficit of property, plant and equipment	**-**	-	*-*	**-**	(0.3)	*-100*
Write-down of stocks	**(1.0)**	(0.7)	*43*	**(1.0)**	(0.9)	*11*
Write-back/(impairment) of debtors	**0.2**	(0.1)	*nm*	**1.6**	(0.9)	*nm*
Provision for warranty and goodwill claims	**(0.8)**	(1.7)	*-53*	**(2.7)**	(3.9)	*-31*
Write-back of provision for closure costs	**-**	-	*-*	**1.2**	-	*100*
Net exchange gain	**0.1**	0.8	*-88*	**2.4**	0.4	*500*
Profit/(loss) on:						
- sale of property, plant and equipment	**-**	0.9	*-100*	**-**	1.1	*-100*
- sale of investment properties	**0.8**	(0.7)	*nm*	**0.8**	(0.9)	*nm*
- sale of subsidiaries	**-**	23.5	*-100*	**-**	24.2	*-100*
- sale of an associate	**-**	-	*-*	**-**	0.9	*-100*
Fair value change of an investment property	**-**	(19.4)	*-100*	**-**	(19.4)	*-100*
Fair value changes of forward exchange contracts	**(0.6)**	(0.4)	*50*	**(0.5)**	(0.1)	*400*
Share options granted to employees and directors	**-**	-	*-*	**-**	(0.4)	*-100*
Goodwill on acquisition of investments	**(0.8)**	-	*100*	**(0.8)**	(0.7)	*14*
Share of associates'						
- amortisation of intangibles	**(1.0)**	-	*100*	**0.5**	-	*100*
- exchange gain/(loss) on foreign currency debts	**(1.6)**	0.5	*nm*	**(1.6)**	(2.0)	*-20*
- gain on sale of investments	**-**	9.7	*-100*	**-**	12.3	*-100*

nm: not meaningful

4 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief.

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5 Earnings per share

	Group			
	Three months ended		Six months ended	
	30.6.05	30.6.04	**30.6.05**	30.6.04
	US$m	US$m	**US$m**	US$m
Basic earnings per share				
Profit attributable to shareholders	**80.4**	86.5	**158.8**	145.5
Weighted average number of ordinary shares in issue (millions)	**333.9**	328.6	**333.8**	328.5
Basic earnings per share	**US¢24.08**	US¢26.32	**US¢47.57**	US¢44.29
Diluted earnings per share				
Profit attributable to shareholders	**80.4**	86.5	**158.8**	145.5
Weighted average number of ordinary shares in issue (millions)	**333.9**	328.6	**333.8**	328.5
Adjustment for assumed conversion of share options (millions)	**0.4**	0.7	**0.4**	0.7
Weighted average number of ordinary shares for diluted earnings per share (millions)	**334.3**	329.3	**334.2**	329.2
Diluted earnings per share	**US¢24.05**	US¢26.27	**US¢47.52**	US¢44.20
Underlying earnings per share				
Underlying profit attributable to shareholders	**81.2**	66.4	**156.0**	122.7
Basic underlying earnings per share	**US¢24.32**	US¢20.21	**US¢46.73**	US¢37.35
Diluted underlying earnings per share	**US¢24.29**	US¢20.16	**US¢46.68**	US¢37.27

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

	Group			
	Three months ended		Six months ended	
	30.6.05	30.6.04	**30.6.05**	30.6.04
	US$m	US$m	**US$m**	US$m
Profit attributable to shareholders	**80.4**	86.5	**158.8**	145.5
Less: Exceptional items				
Share of associates' gain on sale of investments	**-**	9.7	**-**	12.3
Goodwill on acquisition of investments	**(0.8)**	-	**(0.8)**	(0.7)
Profit on closure of Australian operations	**-**	-	**3.6**	0.9
Profit on sale of New Zealand subsidiaries	**-**	23.5	**-**	23.5
Fair value change of an investment property	**-**	(12.7)	**-**	(12.7)
Loss on sale of investment properties	**-**	(0.4)	**-**	(0.5)
	(0.8)	20.1	**2.8**	22.8
Underlying profit attributable to shareholders	**81.2**	66.4	**156.0**	122.7

6 Borrowings

	Group	
	At 30.6.05 US$m	At 31.12.04 US$m
Borrowings due within one year:		
- secured	1.4	-
- unsecured	436.5	341.0
	437.9	341.0
Borrowings due after one year:		
- secured	73.3	39.8
Total borrowings	511.2	380.8

Certain subsidiaries of the Group have pledged their assets in order to obtain bank loans and guarantee facilities from financial institutions. The development properties pledged/mortgaged to financial institutions amounted to US$302.5 million (31 December 2004: US$246.5 million).

7 Cash flows from operating activities

	Group			
	Three months ended		Six months ended	
	30.6.05 US$m	30.6.04 US$m	30.6.05 US$m	30.6.04 US$m
Profit before tax	87.9	84.3	168.8	150.1
Adjustments for:				
Interest income	(0.7)	(0.6)	(1.7)	(1.4)
Financing charges	3.1	1.3	5.7	2.6
Share of associates' and joint ventures' results	(78.7)	(70.4)	(153.1)	(122.1)
Depreciation and amortisation of property, plant and equipment and leasehold land payments	2.2	3.1	4.3	5.6
Goodwill on acquisition of investments	0.8	-	0.8	-
Foreign exchange translation difference	(0.2)	(4.6)	(2.5)	(3.7)
Profit on sale of property, plant and equipment	-	(0.9)	-	(1.1)
(Profit)/loss on sale of investment properties	(0.8)	0.7	(0.8)	0.9
Profit on sale of subsidiaries	-	(23.5)	-	(24.2)
Profit on sale of an associate	-	-	-	(0.9)
Fair value change of an investment property	-	19.4	-	19.4
Share options granted to employees and directors	-	-	-	0.4
Revaluation deficit of property, plant and equipment	-	-	-	0.3
	(74.3)	(75.5)	(147.3)	(124.2)
Operating profit before working capital changes	13.6	8.8	21.5	25.9
Changes in working capital:				
Development properties for sale	(112.1)	(3.2)	(115.2)	(0.8)
Stocks	(17.0)	7.9	(5.7)	50.2
Debtors	(14.8)	15.0	(6.9)	5.9
Creditors	28.6	16.0	26.3	16.1
Cash flows from/(used in) operations	(101.7)	44.5	(80.0)	97.3

8 Change in accounting policy

The Group has consistently recognised revenue and profit from the sale of development properties using the percentage of completion ("POC") method by applying IAS 11: Construction Contracts for the year ended 31 December 2003 and Singapore Statement of Accounting Standard 11 for the years prior to 31 December 2003.

In November 2004, the International Financial Reporting Interpretation Committee issued a clarification, which indicated that the POC method might not apply to pre-completion contracts for the sale of development properties and the sale of development properties should be accounted for as sales of goods under IAS 18: Revenue and not accounted for under IAS 11 as the typical pre-completion contracts for the sale of development properties do not fall within the definition of construction contracts.

8 Change in accounting policy (cont'd)

For the year ended 31 December 2004, the Group changed its accounting policy to recognise revenue and profit on the sale of development properties from the POC method to the completion method when the projects have been completed and are delivered. The key effects on the financial statements for the period ended 30 June 2004 are as follows:

	Development properties for sale	Shareholders' funds	Revenue	Profit attributable to shareholders	Earnings per share
	US$m	US$m	US$m	US$m	US¢
30 June 2004					
Group's balances based on POC method	335.0	1,060.7	722.2	152.2	46.32
Impact of using completion method	87.1	(32.2)	12.9	(6.7)	
Group's balances based on completion method	422.1	1,028.5	735.1	145.5	44.29

9 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 30 June 2005		
Jardine Matheson Limited - management consultancy services	-	0.4
Six months ended 30 June 2005		
Jardine Matheson Limited - management consultancy services	-	0.9

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 497,000 as at 30 June 2005 (30 June 2004: 1,536,400).

Between 1 April 2005 and 30 June 2005, 280,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.907, S$2.927, S$3.863 and S$5.699 per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 April 2005 and 30 June 2005.

11 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 5 of this report.

No other significant transaction or event has occurred between 1 July 2005 and the date of this report.

12 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 13 August 2005 to 15 August 2005 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Jardine Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 12 August 2005 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend. The interim dividend will be paid on or about 30 September 2005. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the six months ended 30 June 2005 can be accessed through the internet at 'www.jcclgroup.com'.